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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                               (Amendment No. 3)*

                             MACDERMID, INCORPORATED
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   554273 10 2
                                 (CUSIP Number)


                              Joshua N. Korff, Esq.
                                KIRKLAND & ELLIS
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

CUSIP No. 5542773 10 2                  13D                  Page 2 of 15 Pages


   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              CITICORP VENTURE CAPITAL LTD.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  /x/
                                                                     (b)  / /

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

              Not applicable.

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                                    / /

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

                            7    SOLE VOTING POWER
        NUMBER OF
         SHARES                       None
      BENEFICIALLY
        OWNED BY            8    SHARED VOTING POWER
          EACH
        REPORTING                      2,784,952**
         PERSON
          WITH              9    SOLE DISPOSITIVE POWER

                                      None

                            10   SHARED DISPOSITIVE POWER

                                       2,784,952**


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,784,952**

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.6%

  14    TYPE OF REPORTING PERSON*

*    SEE INSTRUCTIONS.

** Represents 2,784,952 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC").

CUSIP No. 5542773 10 2                  13D                  Page 3 of 15 Pages


   1    NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSONS
        (ENTITIES ONLY)

              CITIBANK, N.A.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /x/
                                                                       (b) / /

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

              Not applicable.

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                              / /

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              National Banking Association

        NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    None
        OWNED BY
          EACH              8    SHARED VOTING POWER
        REPORTING
         PERSON                        2,784,952**
          WITH
                            9    SOLE DISPOSITIVE POWER

                                      None

                            10   SHARED DISPOSITIVE POWER

                                       2,784,952**

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,784,952**

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.6%

  14    TYPE OF REPORTING PERSON*

              BK

*    SEE INSTRUCTIONS.

** Represents 2,784,952 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC").

CUSIP No. 5542773 10 2                  13D                  Page 4 of 15 Pages


   1    NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSONS
        (ENTITIES ONLY)

              CITICORP

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /x/
                                                                       (b) / /

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

              Not applicable.

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                              / /

   6
        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

        NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    None
        OWNED BY
          EACH              8    SHARED VOTING POWER
        REPORTING
         PERSON                        3,786,245**
          WITH
                            9    SOLE DISPOSITIVE POWER

                                      None

                            10   SHARED DISPOSITIVE POWER

                                       3,786,245**

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,786,245**

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.7%

  14    TYPE OF REPORTING PERSON*

              HC

*    SEE INSTRUCTIONS.

** Represents (i) 2,784,952 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC"), and (ii) 1,001,293 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership.

CUSIP No. 5542773 10 2                  13D                  Page 5 of 15 Pages


   1    NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSONS
        (ENTITIES ONLY)

              CITIGROUP HOLDINGS COMPANY

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /x/
                                                                       (b) / /

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

              Not applicable.

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                              / /

   6    CITIZENSHIP OR PLACE OF ORGANIZATION


        NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    None
        OWNED BY
          EACH              8    SHARED VOTING POWER
        REPORTING
         PERSON                        3,786,245**
          WITH
                            9    SOLE DISPOSITIVE POWER

                                      None

                            10   SHARED DISPOSITIVE POWER

                                       3,786,245**

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,786,245**

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.7%

  14    TYPE OF REPORTING PERSON*

              HC

*    SEE INSTRUCTIONS.

** Represents (i) 2,784,952 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC"), and (ii) 1,001,293 shares directly beneficially owned by by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership.

CUSIP No. 5542773 10 2                  13D                  Page 6 of 15 Pages


   1    NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSONS
        (ENTITIES ONLY)

              CITIGROUP INC.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /x/
                                                                       (b) / /

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

              Not applicable.

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                              / /

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

        NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    None
        OWNED BY
          EACH              8    SHARED VOTING POWER
        REPORTING
         PERSON                        3,831,485**
          WITH
                            9    SOLE DISPOSITIVE POWER

                                      None

                            10   SHARED DISPOSITIVE POWER

                                       3,831,485**

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,831,145**

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.8%

  14    TYPE OF REPORTING PERSON*

              HC

*    SEE INSTRUCTIONS.

** Represents (i) 2,784,952 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC"), (ii) 1,001,293 shares directly beneficially owned by a limited partnership whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership, and (iii) 45,240 shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup Inc., for which shares CVC disclaims beneficial ownership.

      ITEM 1.  SECURITIES AND ISSUER.

      This Amendment No. 3 ("Amendment) to the Schedule 13D dated December 29, 1999 as amended by Amendment No. 1 filed on March 5, 2002 and by Amendment No. 2 filed on July 12, 2002, relates to the common stock, no par value, (the "Common Stock") of MacDermid, Incorporated, a Connecticut corporation (the "Issuer"). This Amendment is being filed with the Securities and Exchange Commission pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      ITEM 4.  PURPOSE OF TRANSACTION.

      (a),(b) From July 9, 2002 to September 19, 2002, Citicorp Venture Capital Ltd. ("CVC") disposed of 318,300 shares of Common Stock in open market transactions in the ordinary course of business pursuant to Rule 144 ("Rule 144"), as promulgated under the Securities Act of 1933, as amended. Such dispositions of Common Stock reported on Form 144 dated (1) June 7, 2002 and (2) July 5, 2002.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a), (b) CVC directly beneficially owns 2,784,952 shares of Common Stock. The aggregate number of shares held by CVC represents approximately 8.6% of the outstanding shares of Common Stock. CVC has the shared power to vote and the shared power to dispose of the entire number of shares directly beneficially owned by CVC.

      Citibank, N.A. ("Citibank"), exclusively through its holding company structure, indirectly beneficially owns 2,784,952 shares of Common Stock. The aggregate number of shares held through the holding company structure by Citibank represents approximately 8.6% of the outstanding shares of Common Stock. Citibank has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC.

      Citicorp, exclusively through its holding company structure, indirectly beneficially owns 3,786,245 shares of Common Stock representing (1) 2,784,952 shares directly beneficially owned by CVC and (2) 1,001,293 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp (the "Partnership"). CVC disclaims beneficial ownership with respect to the 1,001,293 shares directly beneficially owned by the Partnership. Citicorp may be deemed to beneficially own the 1,001,293 shares held by the Partnership. The aggregate number of shares held through the holding company structure by Citicorp represents approximately 11.7% of the outstanding shares of Common Stock. Citicorp has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC and the limited partnership, respectively.

      Citigroup Holdings Company ("Citigroup Holdings"), exclusively through its holding company structure, indirectly beneficially owns 3,786,245 shares of Common Stock representing (1) 2,784,952 shares directly beneficially owned by CVC and (2) 1,001,293 shares directly beneficially owned by the Partnership. CVC disclaims beneficial ownership with respect to the 1,001,293 shares directly beneficially owned by the Partnership. Citigroup Holdings may be deemed to beneficially own the 1,001,293 shares held by the Partnership because Citicorp is a wholly-owned subsidiary of Citigroup Holdings. The aggregate number of shares held through the holding company structure by Citigroup Holdings represents approximately 11.7% of the outstanding shares of Common Stock. Citigroup Holdings has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC and the Partnership, respectively.


                                  7 of 15 Pages

      Citigroup Inc. ("Citigroup") exclusively through its holding company structure, indirectly beneficially owns 3,831,485 shares of Common Stock representing (1) 2,784,952 shares directly beneficially owned by CVC, (2) 1,001,293 shares directly beneficially owned by the Partnership and (3) 45,240 shares directly beneficially owned by other subsidiaries of Citigroup. CVC disclaims beneficial ownership with respect to the 1,001,293 shares directly beneficially owned by the Partnership. Citigroup may be deemed to beneficially own the 1,001,293 shares held by the Partnership and the 45,240 shares held by its direct and indirect subsidiaries. The aggregate number of shares held through Citigroup's holding company structure represents approximately 11.8% of the outstanding shares of Common Stock. Citigroup has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC, the Partnership, and the other subsidiaries of Citigroup, respectively.

      (c) From July 9, 2002 to September 19, 2002, CVC disposed of 318,300 shares of Common Stock in open market transactions in the ordinary course of business under Rule 144, as promulgated under the Securities Act of 1933, as amended. Such dispositions of Common Stock were reported on Forms 144 dated (1) June 7, 2002 for the sale of 321,213 shares of Common Stock and (2) July 5, 2002 for the sale of 340,000 shares of Common Stock. The dates, share amounts, and prices for such dispositions since July 9, 2002 are as follows:

                          Average
               Shares    Price per
   Date         Sold       Share
   ----         ----       -----
7/09/2002        8,100     21.08
7/30/2002        1,600     20.12
7/31/2002       26,200     20.22
8/01/2002       14,900     20.14
8/02/2002        5,000     20.23
8/06/2002       11,600     20.05
8/08/2002        4,000     20.00
8/09/2002        4,500     20.04
8/12/2002        2,200     20.06
8/13/2002        4,000     20.02
8/14/2002       16,000     20.12
8/15/2002       11,100     20.12
8/16/2002        2,000     20.05
8/19/2002       42,100     20.12
8/20/2002       12,700     20.15
8/21/2002       20,700     20.15
8/22/2002       22,300     20.13
8/26/2002        5,000     20.06
8/27/2002        8,000     20.06
9/13/2002       23,300     20.69
9/16/2002        8,900     20.47
9/17/2002       24,700     20.39
9/18/2002       33,000     20.06
9/19/2002        6,400     20.00


      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      1. Joint Filing Agreement, dated as of September 25, 2002 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.


                                  8 of 15 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   September 25, 2002

                                        CITICORP VENTURE CAPITAL LTD.


                                        By:     /s/ Anthony P. Mirra
                                                --------------------------------
                                        Name:   Anthony P. Mirra
                                        Its:    Vice President & Assistant
                                                Secretary

                                        CITIBANK, N.A.

                                        By:     /s/ Joseph B. Wollard
                                                --------------------------------
                                        Name:   Joseph B. Wollard
                                        Its:    Assistant Secretary

                                        CITICORP

                                        By:     /s/ Joseph B. Wollard
                                                --------------------------------
                                        Name:   Joseph B. Wollard
                                        Its:    Assistant Secretary

                                        CITIGROUP HOLDINGS COMPANY

                                        By:     /s/ Joseph B. Wollard
                                                --------------------------------
                                        Name:   Joseph B. Wollard
                                        Its:    Assistant Secretary

                                        CITIGROUP INC.

                                        By:     /s/ Joseph B. Wollard
                                                --------------------------------
                                        Name:   Joseph B. Wollard
                                        Its:    Assistant Secretary

                                  9 of 15 Pages

                                   SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          CITICORP VENTURE CAPITAL LTD.

NAME, POSITION, CITIZENSHIP
(UNITED STATES, UNLESS OTHERWISE INDICATED)                                      TITLE
-------------------------------------------                                -----------------------------------
William T. Comfort                                                         Director and Senior Vice President
Director

Ann M. Goodbody                                                            Director
Director

David F. Thomas                                                            Director and Vice President
Executive Officer

Michael T. Bradley                                                         Vice President
Executive Officer

Lauren M. Connelly                                                         Vice President and Secretary
Executive Officer

Charles E. Corpening                                                       Vice President
Executive Officer

Michael A. Delaney                                                         Vice President and Managing Director
Executive Officer

Michael S. Gollner                                                         Vice President
Executive Officer

Ian D. Highet                                                              Vice President
Executive Officer

David Y. Howe                                                              Vice President
Executive Officer

Darryl A. Johnson                                                          Assistant Vice President
Executive Officer

Byron L. Knief                                                             Vice President
Executive Officer

Richard E. Mayberry                                                        Vice President
Executive Officer

Thomas F. McWilliams                                                       Vice President
Executive Officer

                                 10 of 15 Pages

NAME, POSITION, CITIZENSHIP
(UNITED STATES, UNLESS OTHERWISE INDICATED)                                      TITLE
-------------------------------------------                                -----------------------------------
Anthony P. Mirra                                                           Vice President & Assistant Secretary
Executive Officer

Paul C. Schorr                                                             Vice President and Managing Director
Executive Officer

Joseph M. Silvestri                                                        Vice President
Executive Officer

James A. Urry                                                              Vice President
Executive Officer

John D. Weber                                                              Vice President
Executive Officer

                                 11 of 15 Pages

                                   SCHEDULE B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIGROUP INC.

NAME, POSITION, CITIZENSHIP
(UNITED STATES, UNLESS OTHERWISE INDICATED)                                TITLE
-------------------------------------------                     -----------------------------------
C. Michael Armstrong                                            Chairman & Chief Executive Officer
Director                                                        AT&T Corporation

Alain J. P. Belda                                               President & Chief Executive Officer
Director                                                        Alcoa Inc.
Brazil

George Davis                                                    Chairman & Chief Executive Officer
Director                                                        United Technologies Corporation

Kenneth T. Derr                                                 Chairman, Retired
Director                                                        Chevron Corporation

John M. Deutch                                                  Institute Professor
Director                                                        Massachusetts Institute of Technology

The Honorable Gerald R. Ford                                    Former President of the United States
Honorary Director

Alfredo Harp-Helu                                               Chairman
Director                                                        Grupo Financiero Banamex
Mexico

Ann Dibble Jordan                                               Consultant
Director

Reuben Mark                                                     Chairman and Chief Executive Officer
Director                                                        Colgate-Palmolive Company

Michael T. Masin                                                Vice Chairman and President
Director                                                        Verizon Communications, Inc.

Dudley C. Mecum                                                 Managing Director
Director                                                        Capricorn Holdings

Richard D. Parsons                                              President
Director                                                        AOL - Time Warner Inc.

Andrall E. Pearson                                              Founding Chairman
Director                                                        Yum! Brands, Inc.

Roberto Hernandez Ramirez                                       Chairman, Banco Nacional
Director                                                        de Mexico
Mexico

Robert E. Rubin                                                 Member of the Office of the Chairman
Director and                                                    Citigroup Inc.
Executive Officer

                                 12 of 15 Pages

NAME, POSITION, CITIZENSHIP
(UNITED STATES, UNLESS OTHERWISE INDICATED)                                TITLE
-------------------------------------------                     -----------------------------------
Franklin A. Thomas                                              Former President
Director                                                        The Ford Foundation

Sanford I. Weill                                                Chairman and Chief Executive Officer
Director and                                                    Citigroup Inc.
Executive Officer

Arthur Zankel                                                   Managing Partner
Director                                                        Zankel Capital Advisors, LLC

Winfred F. W. Bischoff                                          Chairman
Executive Officer                                               Citigroup Europe
United Kingdom and Germany

Michael A. Carpenter                                            Chief Executive Officer
Executive Officer                                               Corporate and Investment Bank
                                                                Citigroup Inc.

Stanley Fischer                                                 Vice Chairman
Executive Officer                                               Citigroup Inc.

Joan Guggenheimer                                               Co-General Counsel
Executive Officer                                               Citigroup Inc.

William P. Hannon                                               Controller & Chief Accounting Officer
Executive Officer                                               Citigroup Inc.

Thomas Wade Jones                                               Chairman & Chief Executive Officer
Executive Officer                                               Global Investment Management and Private Banking
                                                                Group

Deryck C. Maughan                                               Vice Chairman
Executive Officer                                               Citigroup Inc.
United Kingdom

Victor J. Menezes                                               Chairman and Chief Executive Officer
Executive Officer                                               Citibank, N.A.

Stephanie B. Mudick                                             Co-General Counsel
Executive Officer                                               Citigroup Inc.

Charles O. Prince, III                                          Chief Operating Officer & Corporate Secretary
Executive Officer                                               Citigroup Inc.

William R. Rhodes                                               Senior Vice President
Executive Officer                                               Citigroup Inc.

                                 13 of 15 pages

NAME, POSITION, CITIZENSHIP
(UNITED STATES, UNLESS OTHERWISE INDICATED)                                TITLE
-------------------------------------------                     -----------------------------------
Todd S. Thomson                                                 Executive Vice President, Finance & Investment and
Executive Officer                                               Chief Financial Officer
                                                                Citigroup Inc.

Robert B. Willumstad                                            President
Executive Officer                                               Citigroup Inc.

                                 14 of 15 Pages

EXHIBIT INDEX

1. Joint Filing Agreement, dated as of September 25, 2002 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.

                                 15 of 15 Pages